                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                             NEW GERMANY FUND, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    644465106

                                 (CUSIP Number)


                            Terence S. Leighton, Esq.
                      One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 21, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 644465106                                          PAGE __ OF __ PAGES
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mira, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /X/
                                                                     / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not applicable
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                        / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
        NUMBER OF           7        SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------------------------------------------------------------
                            8        SHARED VOTING POWER
                                     0

--------------------------------------------------------------------------------
                            9        SOLE DISPOSITIVE POWER
                                     0

--------------------------------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                  / /


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 644465106                                          PAGE __ OF __ PAGES
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Zurich Capital Markets Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) /X/
                                                            (b) / /

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not applicable
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                               / /


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
        NUMBER OF           7        SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------------------------------------------------------------
                            8        SHARED VOTING POWER
                                     0

--------------------------------------------------------------------------------
                            9        SOLE DISPOSITIVE POWER
                                     0

--------------------------------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                / /


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 3 to Schedule 13D is filed on behalf of Mira, L.P. ("Mira") and Zurich Capital Markets Inc. ("ZCMI") to amend and update the Schedule 13D filed on December 7, 1999, as amended by Amendment No. 1 thereto filed on July 10, 2000 and Amendment No. 2 thereto filed on December 22, 2000, relating to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of New Germany Fund, Inc. (the "Company") as set forth below. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the
Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

1. Items 4 and 6 are hereby amended to add the following additional disclosure:

         On May 21, 2001, Mira sold 5,887,281 shares of Common Stock on the open market for an aggregate sales price of approximately $42,447,296. The shares of Common Stock sold constituted all of the Common Stock beneficially owned by the Reporting Persons.

2.       Item 5 is hereby amended to add the following additional disclosure:

         (a) Neither Mira, nor ZCMI as the general partner of Mira, beneficially owns any shares of Common Stock.

         (b) Neither Mira, nor ZCMI as the general partner of Mira, has sole or shared power to direct the voting or disposition of any shares of Common Stock.

         (c) On May 21, 2001, Mira sold 5,887,281 shares of Common Stock on the open market for an aggregate sales price of approximately $42,447,296.

         (e) On May 21, 2001, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Dated:   May 23, 2001


                                             MIRA, L.P.

                                             By: Zurich Capital Markets Inc.
                                             Its: General Partner

                                                      By: /s/ MARTIN HOVANCE
                                                          ----------------------
                                                      Name:    Martin Hovance
                                                      Title:   Vice President




                                             ZURICH CAPITAL MARKETS INC.


                                             By: /s/ MARTIN HOVANCE
                                                 -------------------------------
                                                      Name:    Martin Hovance
                                                      Title:   Vice President